082-03480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2007

SUPPL

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TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2007

1.1 Date of Report: August 27, 2007

1.2 - *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the acquisition of uranium assets in the Western United States.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of June 30, 2007, Trans America had a net working capital of $9,767,955. As of the same date, the Company held securities with a market value of $1,541,992. Working capital on hand at December 31, 2006 was $2,837,798 and the value of the Company's market securities was $1,149,912.

DESCRIPTION OF PROPERTY HOLDINGS

Grants Project, Ambrosia Lake, New Mexico

The Grants Uranium Project is comprised of 397 unpatented lode mining claims and one state of New Mexico mining lease aggregating 8,841 acres. Trans America has the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development over a three-year period.

The Grants properties are located in the prolific Grants-Gallup mineral belt of west-central New Mexico. This mineral belt is the site of some of the most significant uranium deposits in the United States. It is comprised of several individual mining districts, each of which has been an important historical source of uranium. The Company's property holdings are situated in the Ambrosia Lake district, historically one of the largest uranium producing regions in the United States. Historical production from the Ambrosia Lake district is estimated to be 250 million pounds U_3O_8, representing approximately 37% of all uranium ever produced in the United States.

History of Uranium Exploration and Current Exploration Potential of Grants Project

The Grants project encompasses two separate lessees: the 3,346 acres Endy Lease and the Bonner Lease which aggregates some 5,495 acres. These leases strategically cover areas of past exploration activity along two east-west mineral trends of approximately 15 miles

1.2 Nature of Business and Overall Performance (Continued)

The Grants Project comes with considerable historical data on past work programs including data from three properties of immediate exploration interest.

(1) Cliffside Mine - Frosty Ox

The former Cliffside mine and Frosty Ox deposits lie along the northerly mineralized trend and extend for approximately two miles. Exploration drilling was previously carried out in the area by several major companies including Homestake Mining and Kerr McGee. Significant holes at the Frosty-Ox include the following:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
RW-2	1620	15.5	0.29	5.8
including	1621	14.5	0.31	6.2
RW-7	1592	8.0	0.33	6.6
RW-10	1589	27.0	0.23	4.6
RW-12	1677	6.0	0.23	4.6
RW-15	1622	8.0	0.10	2.0
3002	1548	7.0	0.08	1.6
including	1569	14.5	0.12	2.4
3105	1515	16.0	0.12	2.4
including	1588	9.0	0.19	3.8
2904	1548	6.0	0.12	2.4
2809	1672	20.0	0.25	5.0
CC.1-1.1	1573	20.0	0.12	2.4
DD.6-5.5	1543	16.0	0.11	2.2
including	1572	11.0	0.07	1.4

The Cliffside mine lying at the west end of the trend was a former producer operated by Philip Petroleum Company and in later years by Kerr McGee. A shaft was sunk to a depth of 1497 feet and during the 1960-70 period the mine produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton.

Kerr McGee completed extensive drilling at the east end of the Cliffside property which now appears to be a westerly extension of the Frosty-Ox noted above. Below is a table of holes drilled returning a U_3O_8 grade of one pound per ton or greater. Depths are not given but the mineralized area is slightly up-dip from the Frosty-Ox:

1.2 *Nature of Business and Overall Performance (Continued)*

Hole Number	Thickness (feet)	Grade (% e U3O8)	Pounds U_3O_8/ ton
40	13.0	0.30	6.0
161 - B	8.5	0.49	9.8
	8.0	0.54	10.8
168 - C	3.0	0.36	7.2
V - 13	4.5	0.52	10.4
W -13	5.0	0.22	4.4

A New Mexico exploration permit has been issued to Neutron and it is expected that a five hole program of confirmation drilling will be completed during the third quarter of 2007. Prior to this time the only known calculation of historical resources made along the trend was by Enerdyne Corporation in 1989 at the Frosty-Ox in the area of the holes quoted above.

The calculated resource given at that time was 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8. The project operator, Neutron Energy, has planned an initial drill program for the area to enable resource calculations to be completed along the trend within National Policy Instrument (NI) 43-101 standards.

(2) Palo Verde

The Palo Verde claims are located approximately two miles south of the Frosty Ox and they follow a parallel mineralized trend. The property was drilled by Conoco but Neutron has not managed to secure historical data for this work at the present time. However, a map prepared by Conoco, which does not give the number of holes drilled, makes reference to the holes having an average thickness of 6.7 feet and an average grade of 0.34% U_3O_8 (6.8 pounds/ton) at and average depth of 1250 feet, some of this mineralization may have been mined in the past. The claim area has been mapped as part of several larger trends that host significant uranium deposits held by other companies on adjoining ground. The Neutron Energy/Trans America joint venture holds additional ground along the broader trend which should be viewed as highly prospective.

(3) Roca Honda

The third area of immediate interest is situated at the east end of Strathmore Minerals' Roca Honda deposit. The Roca Honda has been given a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

1.2 *Nature of Business and Overall Performance (Continued)*

On the eastern end of the Roca Honda deposit on claims that constitute part of the Grants Project, Conoco drilled random, wide-spaced holes with a minimum of 400 foot centres that extended the strike length of Strathmore's Roca Honda deposit some 4,500 feet along the Grants Project property. Six of the holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

In a news release dated February 14, 2007, Strathmore announced that it had *"granted to a Fortune Global 500 international diversified resource and industrial corporation the exclusive right to negotiate a joint venture to develop its Roca Honda project and to construct a uranium mill in the Grants mineral belt of New Mexico."*

With the spot price of uranium trading in the $100.00 range per pound (having peaked at $138.50 in June 2007) and given the grades indicated in the Conoco holes, the corporate-related activity on the adjoining Roca Honda property underscores the importance of the joint venture's project.

Neutron Energy Inc. (NEI)

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. Since that time in addition to the Ambrosia Lake J.V. activities to which TSA has advanced $1.7 million U.S., NEI has raised a further $15 million U.S. privately. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired 900 unpatented lode mining claims, 159 state mining leases and 30 deeded fee mineral leases aggregating approximately 150,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

The following summarizes some of NEI's more prominent holdings:

1.2 <u>*Nature of Business and Overall Performance*</u> *(Continued)*

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez, Juan Tafoya and Williams deposits which host the following non-NI 43-101 compliant historic resources:

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta JJ Mine:

4,343,750 tons grading 0.16% U_3O_8 or 3.20 pounds per ton; 13,900,000 pounds U_3O_8 contained.

1.2 *Nature of Business and Overall Performance (Continued)*

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas corporation.

The Grants Project in which Trans America is earning a 50% interest is situated approximately 60 miles by road from the Marquez Project. Marquez is within easy trucking distance from the higher grade deposits at Palo Verde and Frosty Ox which are part of the Grants Project at Ambrosia Lake.

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

1.2 *Nature of Business and Overall Performance (Continued)*

Wyoming (Continued)

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods.

The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

NEI's remaining properties in Wyoming are located in three separate areas and were acquired because of their in-situ leach potential.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

OTHER PROPERTY HOLDINGS

Shandong Project – Jiaodong Peninsula, China

As part of two private placements with Majestic Gold Corp (MJS), Trans America entered into a joint-venture with MJS to earn an interest in a 900 km^2 property near the former's Song Jiaqou Project. The money from these private placements ($960,000) was dedicated to prospects within an area of mutual interest.

Over a two-year period MJS conducted prospecting, licence application procedures, geochemistry, geophysics and a limited amount of drilling which returned minor gold assays.

1.2 *Nature of Business and Overall Performance (Continued)*

Shandong Project – Jiaodong Peninsula, China (Continued)

However, several I.P. anomalies on three licences adjoining the Song Jiaqou Property remain to be tested. Trans America has recommended that the joint venture's holdings be reduced to these three licenses and the balance of the money from the private placements be applied to an initial drill program on the untested I.P. anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $869,514 in assessment work.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometers.

Ground access is limited to the western end of the property during the summer months and access to the eastern end is available when lakes and rivers are adequately frozen during the winter months.

Considerable work was completed on the property during the summer and fall of 2003 and a follow-up diamond drilling program was implemented in the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition, 19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. The company will consider initiating the recommended programs during the 2007 exploration season.

In 2005, applications for additional exploration licenses within the general area of interest were submitted and governmental confirmation is pending. At their request, the Geological Survey of Canada (GSC) has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2007

1.2 *Nature of Business and Overall Performance (Continued)*

Claymore-Bonnie Glen Gas Project

Trans America holds a 6% working interest (5.7% revenue share) subject to an 18.3% royalty in the Ellersile "A" gas well managed by Compton Petroleum Corp. The Company also holds a minor royalty of 0.675% in a second gas well on the same spacing unit in the deeper Wabamun Formation which is managed by Fairborne Energy Ltd.

Reference is made to the accompanying financial statement ended June 30, 2007 and in particular to the statements of income and deficit regarding revenue received.

Other Assets

The Company continues to hold the following corporate shares whose trading value is reflected as of June 30, 2007:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	750,000	$436,184	$1,005,000
Compliance Energy Corp.	122,946	$35,000	$33,810
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	50,000	$29,601	$27,500
Rare Element Resources Ltd.	413,646	$124,091	$475,682
TOTAL		**$624,876**	**$1,541,992**

Warrants:

Glencairn Gold Corp
21,000 @ $0.75 (July 08, 2008)

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The company incurred a loss of $646,925 during the six month period ended June 30, 2007 compared to earning net income of $537,151 for the six month period ended June 30, 2006. The most significant changes in results for the six month period to June 30, 2007 compared to the six month period ended June 30, 2006 were a reduction in cost of sales of gas operations to $23,584 (2006 - $37,165) resulting in an increase in net profit on gas operations of $26,623 (2006 - $15,071); an increase in management fees to $57,800 (2006 - $35,400) as a result of new management fee arrangements becoming effective in January 2007; a reduction in property examination costs to $nil (2006 - $32,000); an increase in professional fees to $41,990 (2006 – $25,484) as a result of professional fees being incurred in the course of raising finance and the audit fees increasing due to the increased activity of the Company; an increase in regulatory expenses to $$38,900 (2006 - $8,674) due to the completion of a financing during the period; an increase in shareholder communication expenses to $40,754 (2006 – $3,067) as a result of entering into an agreement to promote the Company in Europe, and work undertaken developing the Company's website; an increase in transfer agent fees to $13,951 (2006 - $9,199) due to the completion of a financing during the period; an increase in travel and promotion to $15,494 (2006- $10,588); an increase in interest income earned to $86,405 (2006 – $45,012) as a result of holding higher cash and cash equivalent balances during the period due to the completed financing; a reduction in gains on sale of investments to $nil (2006 - $705,165) as the Company sold no investments in the period and an increase in the loss of significantly influenced investee to $529,300 (2006 - $70,000).

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	SEPTEMBER 30 2006	DECEMBER 31 2006	MARCH 31 2007	JUNE 30 2007
Total revenues	$ 20,501	$ 19,391	25,246	**24,961**
Net income (loss) for the period	$ (72,198)	$ (255,502)	(188,422)	**(458,503)**
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.01)	(0.01)	**(0.02)**

	QUARTER ENDED			
	SEPTEMBER 30 2005	DECEMBER 2005	MARCH 31 2006	JUNE 30 2006
Total revenues	$ 44,120	$ 50,621	$ 33,860	18,376
Net income (loss) for the period	$ (152,829)	$ (246)	$ 368,364	170,788
Basic and diluted net income (loss) per share	$ 0.006	$ (0.000)	$ 0.02	0.01

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2007

1.6 *Liquidity*

During the six months ended June 30, 2007 the Company completed a private placement of 7635,000 units at $1.00 each for total gross proceeds of $7,365,000. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

The Company has financed its operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the six month period ended June 30, 2007, the Company incurred management fees of $45,000 (2006 - $24,000), secretarial and office services of $9,000 (2006 - $11,400) and rent $nil (2006 – $2,140) from a company owned by the President.

The Company also paid consulting fees of $3,800 (six months ended June 30, 2006 – $nil) and shareholder communication expenses of $10,125 (six months ended June 30, 2006 – $nil) to a director for services rendered.

1.10 *Second Quarter*

The results for the three months ending June 30, 2007 differed, in large measure to the results of the three month period ended June 30, 2006 due to an increase in gas sales to $24,961 (2006 - $18,376); a reduction in cost of sales of gas operations to $12,867 (2006 – 21,956) which, resulted in an increasing net profit on gas operations to $12,094 (2006 – loss of $3,580); an increase in management fees to $30,800 (2006 - $17,100) as a result of new management fee arrangements; a reduction in property examination costs to $nil (2006 - $12,856); an increase in professional fees to $14,449 (2006 – $3,484) as a result of professional fees being incurred in the course of raising finance, an increase in regulatory expenses to $31,800 (2006 - $nil) due to the completion of a financing during the in the period; an increase in shareholder communication expenses to $28,632 (2006 – $2,167) as a result of entering into an agreement to promote the Company in Europe, and work undertaken developing the Company's website; and an increase in transfer agent fees to $11,021 (2006 - $7,669) due to the completion of a financing during the in the period.

1.10 *Second Quarter (Continued)*

The Company also experienced a reduction in travel and promotion to $1,409 (2006- $4,482); an increase in interest income earned to $72,610 (2006 – $25,055) a result of holding higher cash and cash equivalent balances during the period due to the completed financing; a reduction in gains on sale of investments to $nil (2006 - $257,724) as the Company sold no investments in the period and an increase in the loss of significantly influenced investee to $412,800 (2006 - $37,,000).

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i) Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognised in the income statement for the period.

1.13 *Changes in Accounting Policies (Continued)*

(ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders equity in the Balance Sheet.

(iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007 the Company has not designated any hedging relationships.

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, exploration advances, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the June 30, 2007 financial statements.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2007

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Pamela Reddy: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2007
(Unaudited)

These unaudited financial statements for the period ended June 30, 2007 have not been reviewed by the Company's auditor.

TRANS AMERICA INDUSTRIES LTD.

INTERIM BALANCE SHEETS
(Unaudited)

	JUNE 30 2007	DECEMBER 31 2006 (Note 10)
ASSETS		
Current		
Cash and cash equivalents	$ 1,789,177	$ 370,494
Short term deposits	7,858,239	2,511,835
Accounts receivable	22,184	18,849
Prepaid expense	25,426	4,258
Exploration advances	77,100	-
	9,772,126	2,905,436
Investments (Note 4)	2,146,207	1,758,391
Capital Assets	2,829	3,703
Oil And Gas Property (Note 5)	50,593	55,368
Mineral Properties And Deferred Exploration Expenditures (Note 6)	2,134,533	1,546,279
	$ 14,106,288	$ 6,269,177
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 4,171	$ 67,638
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	17,373,853	11,576,998
Contributed Surplus	2,244,517	406,372
Accumulated Other Comprehensive Income	912,503	-
Deficit	(6,428,756)	(5,781,831)
	14,102,117	6,201,539
	$ 14,106,288	$ 6,269,177

Approved by the Directors:

"David Duval" "John K. Campbell"

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF OPERATIONS
(Unaudited)

	THREE MONTHS ENDED JUNE 30 2007	THREE MONTHS ENDED JUNE 30 2006	SIX MONTHS ENDED JUNE 30 2007	SIX MONTHS ENDED JUNE 30 2006 (Note 9)
Gas Sales	$ 24,961	$ 18,376	$ 50,207	$ 52,236
Cost of Sales				
Royalties on gas sales	4,822	3,817	9,773	10,436
Depletion	3,024	2,535	4,775	5,856
Oil and gas property operating expenses	5,021	15,604	9,036	20,873
	12,867	21,956	23,584	37,165
	12,094	(3,580)	26,623	15,071
Expenses				
Amortization	437	341	874	682
Management and consulting fees (Note 8)	30,800	17,100	57,800	35,400
Office facilities and services	11,859	11,312	20,890	21,003
Professional fees	14,449	3,484	41,990	25,484
Property examination costs	-	12,856	-	32,000
Regulatory fees	31,800	-	38,900	8,674
Shareholder communication	28,632	2,167	40,754	3,067
Stock based compensation (Note 7c)	-	12,000	-	12,000
Transfer agent	11,021	7,669	13,951	9,199
Travel and promotion	1,409	4,482	15,494	10,588
	130,407	71,411	230,653	158,097
Loss Before The Following Items	(118,313)	(74,991)	(204,030)	(143,026)
Interest Income	72,610	25,055	86,405	45,012
Gain On Sale Of Investments	-	257,724	-	705,165
Share of Loss of Significantly Influenced Investees (Notes 3 & 4)	(412,800)	(37,000)	(529,300)	(70,000)
	(340,190)	245,779	(442,895)	680,177
Income (Loss) Before Income Taxes	(458,503)	170,788	(646,925)	537,151
Income Tax Recovery	-	-	-	-
Net Income (Loss) For The Period	$ (458,503)	$ 170,788	$ (646,925)	$ 537,151

Continued

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF OPERATIONS (CONTINUED)
(Unaudited)

	THREE MONTHS ENDED JUNE 30				SIX MONTHS ENDED JUNE 30			
		2007		2006		2007		2006 (Note 9)
Income (Loss) Per Share – Basic	$	(0.02)	$	0.01	$	(0.03)	$	0.02
Income (Loss) Per Share – Diluted	$	n/a	$	0.01	$	n/a	$	0.02
Weighted Average Number Of Shares Outstanding – Basic		28,279,857		23,113,143		25,715,248		22,786,176
Weighted Average Number Of Shares Outstanding – Diluted		n/a		23,419,979		n/a		22,825,034

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	THREE MONTHS ENDED JUNE 30				SIX MONTHS ENDED JUNE 30			
		2007		2006		2007		2006
(Loss) Net Income For The Period	$	(458,503)	$	170,778	$	(646,925)	$	537,151
Other Comprehensive Income								
Net unrealized gains (losses) arising on available for sale investments arising during the period		396,278		-		392,078		-
Net unrealized gains (losses) on available for sale short term deposits arising during the period		(12,962)		-		(4,613)		-
Comprehensive (Loss) Income for the Period	$	(75,187)	$	170,778	$	(259,460)	$	357,151

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED JUNE 30 2007	THREE MONTHS ENDED JUNE 30 2006	SIX MONTHS ENDED JUNE 30 2007	SIX MONTHS ENDED JUNE 30 2006
Cash Flows From Operating Activities				
Net income (loss) for the period	$ (458,503)	$ 170,788	$ (646,925)	$ 537,151
Add (Deduct): Items not involving cash:				
Amortization	437	341	874	682
Depletion	3,024	2,535	4,775	5,856
Gain on sale of investments	-	(257,724)	-	(705,165)
Share of loss of significantly influenced investee	412,800	37,000	529,300	70,000
Stock based compensation	-	12,000	-	12,000
	(42,242)	(35,060)	(111,976)	(79,476)
Change in non-cash operating working capital items:				
Short term deposits	(5,849,717)	(772,822)	(5,351,017)	(2,686,822)
Accounts receivable	(231)	18,485	(3,335)	27,562
Prepaid expense	17,972	3,059	(21,168)	7,532
Exploration advances	483,100	-	(77,100)	-
Accounts payable and accrued liabilities	(27,196)	(10,284)	(63,467)	6,982
	(5,418,314)	(796,622)	(5,628,063)	(2,724,222)
Cash Flows From Financing Activities				
Issue of share capital	7,635,000	-	7,635,000	500,000
	7,635,000	-	7,635,000	500,000
Cash Flows From Investing Activities				
Purchase of investments	-	(500,000)	-	(500,000)
Proceeds from disposal of investments	-	794,574	-	1,792,200
Long term advances	-	-	-	(290,975)
Mineral properties and deferred exploration expenditures	(486,100)	(113,400)	(588,254)	(692,015)
	(486,100)	181,174	(588,254)	309,210
Increase (Decrease) In Cash And Cash Equivalents	1,730,586	(615,448)	1,418,683	(1,915,012)
Cash And Cash Equivalents, Beginning Of Period	58,591	962,289	370,494	2,261,853
Cash And Cash Equivalents, End Of Period	$ 1,789,177	$ 346,841	$ 1,789,177	$ 346,841
Interest Paid	$ -	$ -	$	$ -
Taxes Paid	$ -	$ -	$	$ -

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENT OF SHAREHOLDERS' EQUITY

JUNE 30, 2007
(Unaudited)

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHENSIVE INCOME	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY
Balance, December 31, 2005	22,122,143	$ 11,076,998	$ 394,372	$ -	$ (5,993,283)	$ 5,478,087
Shares issued on exercise of warrants	1,000,000	500,000	-	-	-	500,000
Fair value of options vesting in year			12,000	-	-	12,000
Net income for the year	-	-	-	-	211,452	211,452
Balance, December 31, 2006	23,122,143	$ 11,576,998	$ 406,372	$ -	$ (5,781,831)	$ 6,201,539
Revaluation of investments and short term deposits to Market Value at January 1, 2007	-	-	-	525,038	-	525,038
Revaluation of short term deposits to Market Value at June 30, 2007	-	-	-	(4,613)	-	(4,613)
Revaluation of Investments to Market Value at June 30, 2007	-	-	-	392,078	-	392,078
Units issued pursuant to private placement at $1.00	7,635,000	6,108,000	1,527,000	-	-	7,635,000
Units issued for finders fees	457,275	(91,445)	91,445	-	-	-
Fair value of finders options issued as finders fees pursuant to private placement	-	(219,700)	219,700	-	-	-
Net loss for the period	-	-	-	-	(646,925)	(646,925)
Balance, June 30, 2007	31,214,418	17,373,853	2,244,517	912,503	(6,428,756)	14,102,117

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

JUNE 30, 2007
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, short term deposits and short term investments with original maturities or redeemable features of ninety days or less from the date of acquisition.

c) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

In accordance with the recommendations of section 3855 "Financial instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook (Note 3) the Company has designated its investments over which the Company does not exercise significant influence as available for sale investments and reports them at fair value. The amounts by which fair values for these investments differ from written down cost represent unrealized gains and losses and are recognised in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of investments is market value. The market value of publicly traded investments is based on quoted market prices.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

e) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all direct exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

f) Long-Lived Assets (Continued)

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Long-Lived Assets (Continued)

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

g) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at June 30, 2007, the Company does not have any asset retirement obligations.

h) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

3. NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

3. NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i) Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognised in the income statement for the period.

(ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders equity in the Balance Sheet.

(iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2007 the Company has not designated any hedging relationships.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

JUNE 30, 2007
(Unaudited)

4. INVESTMENTS

	JUNE 30 2007	DECEMBER 31 2006
Investment in Company subject to significant influence		
Neutron Energy Inc, 10,750,000 Common Shares (2006 – 10,750,000 common shares)	$ 1,513,115	$ 1,513,115
The Company's 45.9% interest is being accounted for using the equity method as Neutron Energy Inc. has initiated the process to complete an initial public offering that will significantly dilute the Company's interest. Neutron Energy Inc. has issued convertible notes that if converted will result in the Company's interest being reduced to 29.3%.		
Share of Loss of Significantly Influenced Investee	(908,900)	(379,600)
	604,215	1,133,515
Other Investments		
Atacama Minerals Corp., 750,000 common shares June 30, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost – 750,000 common shares with a quoted market value of $825,000).	1,005,000	436,184
Other investments, June 30, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost with a quoted market value of $324,912).	536,992	188,692
	$ 2,146,207	$ 1,758,391

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	JUNE 30 2007	DECEMBER 31 2006
Cost	$ 98,133	$ 98,133
Depletion	(47,540)	(42,765)
Net book value	$ 50,593	$ 55,368

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) Manitoba Properties

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	JUNE 30 2007	DECEMBER 31 2006
Staking	$ 29,066	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	40,980	40,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
	$ 698,333	$ 698,333

The Company received $nil from the Manitoba government in the six month period ended June 30, 2007 (year ended December 31, 2006 - $nil) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

b) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China. The Company has earned its interest in the project by subscribing to private placement units of MJS for a total investment of $960,000. MJS will earn its 60% interest by funding exploration and development expenditures totalling US$4,263,094 (35,000,000 Yuan) by May 2008.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)
(ii) by funding maintenance and exploration expenditures totalling $5,832,000 (US$5,000,000) as follows:

a) $699,840 (US$600,000) on or before April 28, 2007; ($699,840 - (US$600,000 paid) - $77,100 (US$72,791 included in exploration advances)

b) $5,132,160 (US$4,400,000) on or before April 28, 2009.

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	JUNE 30 2007	DECEMBER 31 2006
Acquisition cost	**568,615**	568,615
Maintenance and exploration expenses	**867,585**	279,331
	1,436,200	847,946
Total mineral properties and deferred exploration expenditures	**2,134,533**	1,546,279

7. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

7. **SHARE CAPITAL** (Continued)

b) Issued

During the Year Ended December 31, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 warrants at $0.50 per share.

On May 3, 2007, the Company completed private placement of 7,635,000 units at $1.00 each. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

In payment for finders fees provided in connection with the private placement the Company has issued 457,275 finders units, and granted 457,275 finders options exercisable at $1.00 until May 31, 2009. Each finders unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009. Each finders option entitles the holder to acquire one finders unit under the same terms as the private placement units expiring May 3, 2009.

The fair value of the finders units granted during the period ended June 30, 2007 was $457,275. Since the units are exercisable immediately the Company recorded share issue costs of $457,275 (six month period ended June 30, 2006 $nil) in respect of these units.

The total fair value of the finders options granted during the period ended June 30, 2007 was $219,700 based on the Black-Scholes pricing model. Since the units are exercisable immediately the Company recorded share issue costs of $219,700 (six month period ended June 30, 2006 $nil) in respect of these units.

The fair value of the finders options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Period Ended June 30, 2007	Year Ended December 31, 2006
Risk free interest rate	4.12%	-
Expected life	2 years	-
Expected volatility	45.75%	-
Expected dividend yield	-	-
Weighted average of fair value of options granted	0.48	-

7. **SHARE CAPITAL** (Continued)

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the six month period ended June 30, 2007 the Company recorded $nil (six month ended June 30, 2006 - $12,000) in stock based compensation for options vesting during the period.

d) Options Outstanding

As at June 30, 2007, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT JUNE 30 2007	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
457,725	1.00	457,725	May 3, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	25,000	December 15, 2010
1,482,725		1,482,725	

7. SHARE CAPITAL (Continued)

d) Options Outstanding (Continued)

A summary of changes in stock options for the six month period ended June 30, 2007 and the year ended December 31, 2006 is as follows:

	JUNE 30, 2007			DECEMBER 31, 2006		
	NUMBER		WEIGHTED AVERAGE EXERCISE PRICE	NUMBER		WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	1,025,000	$	0.40	1,025,000	$	0.40
Granted	457,725		1.00	-		-
Exercised	-		-	-		-
Expired/cancelled	-		-	-		-
Balance, end of period	1,428,725	$	0.59	1,025,000	$	0.40

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the six month period ended June 30, 2007 and the year ended December 31, 2006 is as follows:

	JUNE 30, 2007			DECEMBER 31, 2006		
	SHARES		WEIGHTED AVERAGE EXERCISE PRICE	SHARES		WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	-	$	-	1,000,000	$	0.50
Granted	8,092,725		1.25	-		-
Exercised	-		-	(1,000,000)		(0.50)
Expired/cancelled	-		-	-		-
Balance, end of period	8,092,725	$	1.25	-	$	-

8. RELATED PARTY TRANSACTIONS

a) During the six month period ended June 30, 2007, the Company incurred management fees of $45,000 (2006 - $24,000), secretarial and office services of $9,000 (2006 - $11,400) and rent $nil (2006 – $2,140) from a company owned by the President.

8. **RELATED PARTY TRANSACTIONS** (Continued)

b) During the six month period ended June 30, 2007, the Company paid consulting fees of $3,800 (six months ended June 30, 2006 – $nil) and shareholder communication expenses of $10,125 (six months ended June 30, 2006 – $nil) to a director for services rendered.

9. **COMPARATIVE AMOUNTS**

Certain of the comparative figures have been reclassified to conform with the presentation adopted for the current period.

END